March 9, 2011

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Your letter dated February 7, 2011 (the Comment Letter)
Regarding Winnebago Industries, Inc.
Form 10-K for Fiscal Year Ended August 28, 2010
Filed October 26, 2010
File No. 001-06403

Dear Mr. Shenk:

On behalf of Winnebago Industries, Inc., I am writing in response to the letter from the United States Securities and Exchange Commission dated February 7, 2011, containing comments with respect to the above-referenced filing. Our response to the Comment Letter is being submitted on March 9, 2011 in accordance with the revised due date previously agreed to with Ms. Theresa Messinese.

We confirm that we are responsible for the adequacy and accuracy of the disclosure in the filing. Furthermore, we acknowledge that (i) neither Staff comments nor changes to disclosure in response to Staff comments preclude the Commission from taking any action with respect to the filing and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comments presented in bold text.  The Company's responses are presented below each comment under the heading “Response.”

Form 10-K for the Year Ended August 28, 2010

Management's Discussion and Analysis, page 12
Critical Accounting Estimates, page 21

1.
Please disclose the significant judgments, assumptions, and uncertainties associated with the loss reserve for repurchase commitments and the respective factors subject to estimation and variability. For factors that are variable, disclose those most subject to change and the related sensitivity to change. Refer to Section V of “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. For example, you disclose in note 1 (Repurchase Commitments) in the consolidated financial statements that there are two significant assumptions associated with establishing the loss reserve: (1) the percentage of dealer inventory that will be required to repurchase as a result of dealer defaults, and (2) the loss that may be incurred when repurchased inventory is resold. In discussing these two significant assumptions, we believe that your disclosure would be significantly enhanced by quantifying the estimated percentage range that you have used in developing the assumptions for each of the two factors. In this regard, you can disclose a range in the percentage of dealer inventory that you have assumed to be repurchased and the percentage loss assumed from the amount of repurchased inventory that is ultimately sold. Also, it appears your disclosure should also include any uncertainties and reasons the assumptions change from period to period including the different circumstances where the lower and upper end of the estimated range of assumptions may be more appropriate. In addition, to enlighten a reader on the impact and magnitude of this potential liability, we suggest a sensitivity analysis for the effect of a change (e.g. 10%) in each of the factors. Please revise and provide any other additional information that may be appropriate under your circumstances.

Response:

We acknowledge the Staff's comment and confirm that we will include the additional disclosure in regards to significant judgments, assumptions, and uncertainties associated with the loss reserve for repurchase commitments and the respective factors subject to estimation and variability in our Critical Accounting Policies in our second quarter 2011 Form 10-Q and future filings, as appropriate. Note that the underlined sections reflect additional or revised disclosure from our fiscal 2010 Form 10-K disclosure included in Note 1.

Repurchase Commitments
It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with financing institutions that provide financing to their dealers. Our repurchase agreements generally provide that, in the event of a default by a dealer in its obligation to these lenders, we will repurchase vehicles sold to the dealer that have not been resold to retail customers. The terms of these agreements, which can last up to 18 months, provide that our liability will be the lesser of remaining principal owed by the dealer or dealer invoice less periodic reductions based on the time since the date of the original invoice. Our liability cannot exceed 100 percent of the dealer invoice. In certain instances, we also repurchase inventory from our dealers due to state law or regulatory requirements that govern voluntary or involuntary relationship terminations.

Based on these repurchase agreements, we establish an associated loss reserve which is disclosed separately in the balance sheets. Repurchased sales are not recorded as a revenue transaction, but the net difference between the original repurchase price and the resale price are recorded against the loss reserve, which is a deduction from gross revenue. Our loss reserve for repurchase commitments contains uncertainties because the calculation requires management to make assumptions and apply judgment regarding a number of factors. There are two significant assumptions associated with establishing our loss reserve for repurchase commitments: (1) the percentage of dealer inventory that we will be required to repurchase as a result of defaults by the dealer, and (2) the loss that will be incurred, if any, when repurchased inventory is resold. These key assumptions are impacted by a number of factors, such as macro-market conditions, current retail demand of our product, age of product in dealer inventory, physical condition of the product, location of the dealer, financing source and independent third party credit rating of our dealers. To the extent that dealers are increasing or decreasing their inventories, our overall exposure under repurchase agreements is likewise impacted. The percentage of dealer inventory we estimate we will repurchase (which has ranged in recent years from 6 to 11 percent on a weighted average basis) and the associated estimated loss (which has ranged in recent years from 7 to 16 percent on a weighted average basis) is based on historical information, current trends and an analysis of dealer inventory aging for all dealers with inventory subject to this obligation. In periods where there is increasing retail demand for our product at our dealerships, the lower end of our estimated range of assumptions will be more appropriate and in periods of decreasing retail demand, the opposite will be true.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our loss reserve for repurchase commitments. A hypothetical change of a 10% increase or decrease in our significant assumptions at February 26, 2011, would have affected net income by approximately $130,000.

Company Outlook, page 14

2.
We note the severity of the decline in sales and revenues that you experienced in fiscal 2009 and disclosures concerning reduced levels of inventory willing to be carried by dealers, your greatly reduced backlog, and the unstable market factors impacting your industry. We also note that industry shipments have subsequently improved and are considered “in line with retail demand” as a result of dealer levels reaching equilibrium with retail demand. Despite signs of improvement, the current industry outlook for 2011 is for shipments to increase to 26,500 units, approximately half of the industry's historical average. In light of this forecast, please expand your outlook section to provide management's assessment of the effect on margins and liquidity should the negative economic and market factors continue for a prolonged period. Include an assessment of the company's ability to sustain operations costs, recover fixed assets, and maintain physical capacity at present level should dealers not resume their previous buying patterns. To the extent that you plan to use sales promotions and incentives, please discuss any plans and the expected related impact on revenue.

Response:
Due to the significant cost reductions we made in the past few years during the recession, we are now able to be profitable at much lower shipment volumes. This was evident during fiscal 2010, as we were operationally profitable in the first two quarters of fiscal 2010 and then profitable on a pre-tax basis in the last two quarters of fiscal 2010 and our first quarter of fiscal 2011. These significantly improved operating results were obtained during calendar year 2010, when industry shipments totaled only 25,300, less than half of the industry's historical shipment level.

Based on our consistent results for the past three quarters, even if industry wholesale shipments in calendar 2011 are similar to 2010, we believe that we have illustrated our ability to sustain current margins, maintain our liquidity, cover operations cost, recover fixed assets, and maintain physical capacity at present levels. We stated in the Analysis of Financial Condition, Liquidity, and Resources on page 20 of the Form 2010 Form 10-K that we expected cash on hand ($74.7 million as of August 28, 2010), funds generating from operations (if any) and the availability under the credit facility to be sufficient to cover both short-term and long-term operating requirements. We have incurred no borrowings on our credit facility and our cash position has continued to increase throughout the past few quarters.

We also indicated in the Company Outlook on page 14 that as dealer inventories were at reasonable levels throughout fiscal 2010, we were able to reduce the level of discounting and retail programs offered, which positively impacted our margins. Although some degree of promotions and incentives are typical to our business, we do not have any specific plans to use sale promotions and incentives to motivate dealers to stock more inventories or to stimulate retail sales.

We acknowledge the Staff's comment and confirm that we will include disclosure, consistent with the above, in regards to our profitability at lower volume levels to further highlight our ability to sustain current margins, maintain liquidity, and cover operations costs, recover fixed assets and maintain physical capacity, if still appropriate, based on our future operating performance, in our Company Outlook section in our second quarter 2011 Form 10-Q and future filings.

3.
Please discuss management's expectation of future dealer buying patterns including whether historical buying patterns are expected to return, and discuss any plans management expects to implement to accommodate these changes.

Response:

We acknowledge the Staff's comment and confirm that we will include the additional disclosure, consistent with the following, in regards to our viewpoint of future dealer buying patterns, depending on the specific facts and circumstances and conditions that exist at the time of filing, in our Company Outlook section in our second quarter 2011 Form 10-Q and future filings.

We believe that future dealer buying patterns will continue to be primarily based on retail demand, thus dealers are expected to order approximately one new unit as one is retailed. If there is significant growth in retail, then dealers may decide to increase their dealer inventory levels, however; our viewpoint is that dealers post-recession are much more cautious about their level of inventory and are more focused on their retail turn rate than they were as a group pre-recession. We plan to continue to focus on those same metrics, closely reviewing the aging of dealer inventory and retail turns by product series. Consistent with our current practice, we will continue to adjust our weekly production rate up or down based on market demand.

Results of Operations, page 15

4.
We note that you attribute a portion of the significant improvement in fiscal 2010 to increased order activity from dealers replenishing their low levels of inventory from the significant reduction of levels in the prior periods. To the extent possible, please expand your results of operations discussion to quantify the amount of revenue attributable to the replenishment of inventory and the amount attributable to sales to end users.

Response:
As illustrated in the tables included in Company Outlook section on page 14, dealer inventory increased 350 units during fiscal 2010 whereas dealer inventory decreased 1,969 units during fiscal 2009. In fiscal 2009, Winnebago wholesale deliveries of 2,196 were far below retail demand of 4,165 units due to dealer de-stocking whereas in fiscal 2010, wholesale deliveries of 4,433 were in excess of retail demand of 4,083 units due to dealers re-stocking to a small degree. Thus, 92 percent of our wholesale shipments in fiscal 2010 (4,083 units or approximately $392.0 million based on our average selling price illustrated in the unit deliveries table on page 15) were attributable to sales to the end users of our product, and 8 percent (350 units or approximately $33.6 million) was attributable to the replenishment of dealer inventory.

Due to the fact that we have included key metrics in our Company Outlook on page 14, such as retail registrations of our product and dealer inventory levels by quarter for the past two fiscal years, we believe that we have provided the reader of our financial statements the material information related to the magnitude of dealer replenishment of inventory and sales to end users of our product. We will continue to provide this table in future filings, which we believe is a helpful supplement to the analysis of changes in key items in our Results of Operations section.

*****
If you have any further comments or questions concerning the responses contained in this letter, please call me at (641) 585-6865.

Kind regards,

/s/ Sarah N. Nielsen
Sarah Nielsen
Vice President, Chief Financial Officer

cc:    Theresa Messinese
Joe Foti